







RESERVE YOUR INVESTMENT

And a few additional notes on the community round…

- We have reserved $1M of allocation for our community
- The community round will invest at the same valuation and price per share as the Series B institutional investors, including NEA and Lightspeed.
- The minimum investment amount is $100
- You do not need to be an accredited investor to participate
- At this time, this is simply a reservation to invest. You will have a chance to confirm funds and final amounts before they are drawn in a few weeks.
- If we are oversubscribed by the time you are reading this, it's not too late to participate.
- We are going to do our best to accommodate everyone who wants to participate…
- but ultimately allocations may shift if we are over-subscribed
- and preference will go to active users, ranked in chronological order by when they signed up to use the platform (i.e. prioritizing our earliest users first)

Finally, you can add "angel investor" to your Twitter bio.

But seriously, I couldn't be more excited to extend this opportunity to our community of amazing users. It's first come first serve, so don't miss your opportunity to join the journey.

RESERVE YOUR INVESTMENT

p.s. more details, metrics, and financials are shared on the page above.

Best,

Tyler Denk

CEO @ beehiiv

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Legal Disclosure

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.